Exhibit 99.1
For Immediate Release
July 19, 2007
SAP Announces Preliminary 2007 Second Quarter and Six Months Results
Company Reports Strong Growth in Revenues from Software and Software Related Services
     WALLDORF — July 19, 2007 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2007.
HIGHLIGHTS — Second Quarter 2007
Revenues
•	Software and software related service revenues for the second quarter of 2007 were €1.71 billion (2006: €1.48 billion), which is an increase of 16% (19% at constant currencies1) compared to the second quarter of 2006.

•	Software revenues for the second quarter of 2007 were €715 million (2006: €604 million), representing an increase of 18% (21% at constant currencies1) compared to the second quarter of 2006.

•	Total revenues were €2.42 billion for the 2007 second quarter (2006: €2.20 billion), which represented an increase of 10% (14% at constant currencies1) compared to the same period of 2006.
Income
•	Operating income for the second quarter of 2007 was €577 million (2006: €524 million), which was an increase of 10% compared to the second quarter of 2006.

•	The operating margin for the 2007 second quarter was 23.8%, which was down slightly from the 23.9% operating margin reported for the second quarter of 2006 due to investments of approximately €30 million to address new untapped segments in the midmarket.

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 2
•	Net income for the 2007 second quarter was €449 million (2006: €415 million), or €0.37 per share (2006: €0.34 per share), representing an increase of 8% compared to the second quarter of 2006. Second quarter 2007 net income and earnings per share were positively impacted by an effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.
Core Enterprise Applications Vendor Share2
     SAP continued to gain share in the second quarter of 2007, marking the sixth consecutive quarter of share gains. Based on software and software related service revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors2, which account for approximately $35.3 billion in software and software related service revenues as defined by the Company based on industry analyst research, increased to 26.0% for the four quarter period ended June 30, 2007 compared to 25.1% for the four quarter period ended March 31, 2007 and 23.0% for the four quarter period ended June 30, 2006, representing a the year-over-year share gain of 3 percentage points.
     Also, the Company reported that its midmarket business increased to 32% of order entry for the rolling four quarter period ended June 30, 2007.3
     “The second quarter was an excellent quarter for SAP with double digit growth in all regions, and we continued to gain share against core enterprise application vendors,” said Henning Kagermann, CEO of SAP AG. “Our performance demonstrates our global strength. For the remainder of the year we plan to build upon our first half success by further expanding the adoption of our Enterprise Services Oriented Architecture (ESOA) and growing our already leading presence in the midmarket.”

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 3
HIGHLIGHTS — Six Months 2007
Revenues
•	Software and software related service revenues for the first six months of 2007 were €3.23 billion[4] (2006: €2.87 billion), which is an increase of 13% (17% at constant currencies1) compared to the first six months of 2006.

•	Software revenues for the 2007 first half were €1.28 billion[4] (2006: €1.12 billion), representing an increase of 14% (19% at constant currencies1) compared to the 2006 first half.

•	Total revenues were €4.59 billion for the first half of 2007 (2006: €4.24 billion), which represented an increase of 8% (12% at constant currencies1) compared to the same period of 2006.
Income
•	Operating income for the 2007 first half was €1.01 billion (2006: €933 million), which was an increase of 8% compared to the 2006 first half.

•	The operating margin for the 2007 six month period was 22.0%, which was flat compared to the same period last year due to investments of approximately €50 million to address new untapped segments in the midmarket.

•	Net income for the 2007 first half was €759 million (2006: €697 million), or €0.63 per share (2006: €0.57 per share), representing an increase of 9% compared to the same period of 2006. First half 2007 net income and earnings per share were positively impacted by a second quarter effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 4
Cash Flow
     Operating cash flow for the first six months of 2007 was €1.02 billion (2006: €977 million). Free cash flow1 for the 2007 six month period was €822 million (2006: €846 million), which was 18% of total revenues (2006: 20%). At June 30, 2007, the Company had €2.8 billion in cash and cash equivalents and short term investments (December 31, 2006: €3.3 billion).
Share Buy-Back
     In the second quarter of 2007, the Company bought back 4.6 million shares at an average price of €36.62 (total amount: €167 million). This compares to 12.5 million shares (total amount: €515 million) bought back in the second quarter of 2006. Of the total shares purchased in the second quarter of 2007, approximately 0.8 million shares were used to serve exercises under SAP’s share based compensation programs. The number of shares bought back in the second quarter of 2007 represented 0.36% of the total shares outstanding. As of June 30, 2007, the Company held Treasury stock in the amount of 62.0 million shares (approximately 4.9% of total shares outstanding) at an average price of €35.43. In the first half of 2007 the company invested €505 million buying back approximately 14.2 million shares at an average price of €35.63. Given the Company’s strong free cash flow generation, SAP plans to spend a similar amount for share buy-backs in 2007 as it did in 2006 under its current share buy-back authorization. All prior year share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding four-fold.

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 5
BUSINESS OUTLOOK
     The Company continues to provide the following outlook for the full-year 2007 as described in its January 24th, 2007 fourth quarter results press release.
•	The Company expects full-year 2007 software and software related service revenues to increase in a range of 12% — 14% at constant currencies[1] compared to 2006 growth of 12% at constant currencies[1].

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, the Company will invest an additional €300 million — €400 million over eight quarters to build up a new business, of which approximately €50 million was already invested over the first two quarters of 2007.

Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities.

Therefore, the Company expects the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.

•	The Company is projecting an effective tax rate of 32.5% — 33.0% for 2007.
Regional Performance — Second Quarter 2007
Second Quarter 2007 Software and Software Related Service Revenues by Region
(in € millions, unaudited)
SAP Group

	Software &	Software &
	SW Related	SW Related
	Service	Service			Constant
	Revenues	Revenues			Currency
	Q2 2007	Q2 2006	Change	% Change	%Change
Total	1,707	1,477	+230	+16%	+19%
EMEA	916	789	+127	+16%	+17%
Asia Pacific Japan	222	179	+43	+24%	+29%
Americas	569	509	+60	+12%	+18%

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 6
Second Quarter 2007 Software Revenues by Region (in € millions, unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	Q2 2007	Q2 2006	Change	% Change	%Change
Total	715	604	+111	+18%	+21%
EMEA	350	286	+64	+22%	+23%
Asia Pacific Japan	107	84	+23	+27%	+31%
Americas	258	234	+24	+10%	+15%
Second Quarter 2007 Total Revenues by Region (in € millions, unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	Q2 2007	Q2 2006	Change	%Change	%Change
Total	2,424	2,195	+229	+10%	+14%
EMEA	1,267	1,136	+131	+12%	+12%
Asia Pacific Japan	304	254	+50	+20%	+25%
Americas	853	805	+48	+6%	+12%
Regional Performance — Six Months 2007
Six Months 2007 Software and Software Related Service Revenues by Region
(in € millions, unaudited)
SAP Group

	Software &	Software &
	SW Related	SW Related
	Service	Service			Constant
	Revenues	Revenues			Currency
	Six Mos 2007	Six Mos 2006	Change	% Change	%Change
Total	3,226	2,865	+361	+13%	+17%
EMEA	1,668	1,477	+191	+13%	+14%
Asia Pacific Japan	419	369	+50	+14%	+19%
Americas	1,139	1,019	+120	+12%	+20%

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 7
Six Months 2007 Software Revenues by Region (in € millions, unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	Six Mos 2007	Six Mos 2006	Change	% Change	%Change
Total	1,278	1,118	+160	+14%	+19%
EMEA	587	506	+81	+16%	+17%
Asia Pacific Japan	184	154	+30	+19%	+25%
Americas	507	458	+49	+11%	+18%
Six Months 2007 Total Revenues by Region (in € millions, unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	Six Mos 2007	Six Mos 2006	Change	% Change	%Change
Total	4,590	4,236	+354	+8%	+12%
EMEA	2,348	2,142	+206	+10%	+10%
Asia Pacific Japan	571	510	+61	+12%	+18%
Americas	1,671	1,584	+87	+5%	+13%

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 8
KEY EVENTS — Second Quarter 2007
•	In the second quarter of 2007, SAP announced major contracts in all key regions: Banco Columbia, City of San Diego, Colgate-Palmolive, Enbridge, Gerdau Acos Longos, Maxim Integrated Products, Mexichem, Sandisk in the Americas; DSG international, Edeka, Federalnaya, Gas Natural Informatica, HSH Nordbank, QinetiQ, Surgutneftegaz in EMEA; Australian Post, China Petroleum & Chemical, Konica Minolta, Kracie, Tokuyama, Tokyo Electron in Asia Pacific Japan.

•	A major milestone in the second quarter was the signature of a Global Enterprise Agreement with Colgate-Palmolive, a leading global consumer products company. SAP has been Colgate’s trusted advisor and strategic software partner since 1994. Colgate has deployed almost the entire SAP suite so that at present the vast majority of Colgate’s business is being supported by SAP software. With this agreement SAP and Colgate document their mutual interest to continue their highly successful journey to an enterprise service enabled destination architecture at Colgate.

•	On June 20, SAP and IDS Scheer announced the expansion of their global reseller agreement for IDS Scheer’s ARIS Platform. In response to growing customer demand, SAP will now globally resell additional IDS Scheer ARIS software packets for managing business processes that are marketed under the name “SAP Enterprise Modeling Applications by IDS Scheer”.

•	On June 13, SAP and Visiprise announced a joint worldwide offering to help discrete manufacturers manage the complex manufacturing processes that define their business. Available today, SAP will resell and market the Visiprise Manufacturing product under the name “SAP® Manufacturing Execution by Visiprise.”

•	Building upon the success of its North American partnership, SAP announced on June 11 a worldwide expansion of its current reseller agreement with Vistex Inc., a leading provider of embedded solutions that extend the core value of SAP application functionality. In response to increasing global market demand, SAP has agreed to resell Vistex solutions worldwide, marketed under the names “SAP® Paybacks and Chargebacks by Vistex” and “SAP® Incentive Administration by Vistex”.

•	On June 8, SAP announced the opening of the “SAP Co-Innovation Lab” at SAP Labs U.S. in Palo Alto, California. The SAP Co-Innovation Lab will offer a hands-on environment for SAP, independent software vendors (ISVs), system integrators (SIs) and technology partners to work together with customers around current and future technologies. Founding sponsors of the SAP Co-Innovation Lab include Cisco, HP, Intel and NetApp.

•	On June 4, SAP announced it had joined “3C — Combat Climate Change,” a business leaders’ initiative seeking to deeply ingrain climate issues into the world of markets and trade. SAP is the first enterprise software company to join the roster of more than 40 signatory companies from 11 of the G8 +5 countries.

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 9
•	Continuing to deliver on its commitment to fuel innovation in the utilities industry, SAP announced on May 21 the formation of the industry value network (IVN) for utilities. The network will bring together customers and partners — including leading utilities companies, independent software vendors (ISVs), systems integrators (SIs) and technology vendors — with SAP to address key business challenges and solutions for the utilities industry.

•	At SAPPHIRE ’07 in Vienna in May, SAP announced the acquisition of Wicom Communications and MaxWare.

•	At SAPPHIRE ’07 in Vienna, SAP additionally announced strategic partnerships with Sungard for Enterprise SOA, with Novell for Linux support and with Microsoft for MS SQL Server. Furthermore, SAP introduced SAP® GRC Risk Management, a market-leading portfolio of solutions for governance, risk and compliance. More than 8,000 partners and customers attended SAPPHIRE ’07 Vienna.

•	At SAP AG’s annual general meeting of shareholders, held in Mannheim on May 10, 2007, shareholders approved a dividend for 2006 of €0.46 per ordinary share. This is a 27% increase over the previous year’s dividend. SAP paid out a total of about €556 million (previous year: €447 million), which equates to a dividend payout ratio of approximately 30% of SAP’s net income.

•	On May 8, SAP announced the acquisition of OutlookSoft Corporation. With the strategic acquisition, SAP extends its leadership in delivering comprehensive solutions to CFOs spanning Enterprise Resource Planning (ERP), Governance, Risk and Compliance (GRC) and Corporate Performance Management (CPM).

•	At SAPPHIRE ’07 in Atlanta in April, the Company’s executives detailed new tools and strategies such as a road map for a next wave of SAP NetWeaver innovations, a new on-demand application for electronic billing, a new appliance for Duet software together with its partners HP and Microsoft as well as an extended road map for Duet. Approximately, 15,000 customers and partners participated in SAPPHIRE ’07 Atlanta.

•	At SAPPHIRE ’07 in Atlanta, SAP also announced its collaboration on a new enterprise learning product with partner Adobe. SAP Enterprise Learning creates a unique learning environment through the combination of SAP Learning Solution with “Adobe Acrobat Connect Professional”.

•	On April 18, SAP announced that members of the industry value network (IVN) for banks — which brings together SAP, banks and non-banks to collaboratively develop solutions for the banking industry — have formed an expanded definition group to co-innovate and create global standards for enterprise service-oriented architecture (enterprise SOA).

•	On April 18, SAP announced that it would further extend its unparalleled expertise and market leadership in industry solutions, with 11 new industry forums being added to the rapidly growing Business Process Expert Community. In addition to the existing consumer products industry forum, SAP has added forums for the public sector, chemicals, higher

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 10
education and research, defense, healthcare, life sciences, oil and gas, mining and metal, industrial machinery and components, utilities, and retail industries.
•	On April 10, SAP announced further measures in the merger of its European field operations into a single region for Europe, the Middle East and Africa (EMEA), addressing the increasingly transnational nature of business processes among its large-enterprise and midmarket customers in Europe. Erwin Gunst, Corporate Officer and member of SAP’s Executive Council, now leads the entire EMEA region.
Webcast/Supplementary Financial Information
SAP senior management will host a financial analyst and investor presentation in London today at 1:00 PM (CET) / 12:00 PM (GMT) / 7:00 AM (Eastern) / 4:00 AM (Pacific). The conference will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 41,200 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 11
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(tables to follow)

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 12
Consolidated Income Statements
SAP Group 2nd Quarter
(unaudited)

(€ millions)	2007	2006	Δ
Software revenue	715	604	18%
Support revenue	948	840	13%
Subscription and other software related service revenue	44	33	33%
Software and software related service revenue	1,707	1,477	16%
Consulting revenue	556	567	-2%
Training revenue	104	98	6%
Other service revenue	28	23	22%
Professional services and other service revenue	688	688	0%
Other revenue	29	30	-3%
Total revenue	2,424	2,195	10%
Cost of software and software related services	-309	-266	16%
Cost of professional services and other services	-524	-514	2%
Research and development	-353	-316	12%
Sales and marketing	-538	-471	14%
General and administration	-127	-109	17%
Other income/expense, net	4	5	-20%
Total operating expenses	-1,847	-1,671	11%

Operating income	577	524	10%

Other non-operating income/expense, net	-4	2	-300%
Financial income, net	35	29	21%
Basic earnings per share (in €)	608	555	10%
Income taxes	-157	-139	13%
Minority interest	-2	-1	100%
Net income	449	415	8%

Basic earnings per share (in €)	0.37	0.34	9%
Weighted average number of shares (in thousands), treasury stock excluded	1,208,067	1,228,597

Effective tax rate	25.8%	25.0%

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 13
Consolidated Income Statements
SAP Group 1st Half Year
(unaudited)

(€ millions)	2007	2006	Δ
Software revenue	1,278	1,118	14%
Support revenue	1,865	1,690	10%
Subscription and other software related service revenue	83	57	46%
Software and software related service revenue	3,226	2,865	13%
Consulting revenue	1,074	1,102	-3%
Training revenue	198	187	6%
Other service revenue	56	45	24%
Professional services and other service revenue	1,328	1,334	0%
Other revenue	36	37	-3%
Total revenue	4,590	4,236	8%
Cost of software and software related services	-601	-537	12%
Cost of professional services and other Services	-1,029	-1,019	1%
Research and development	-692	-627	10%
Sales and marketing	-1,018	-910	12%
General and administration	-246	-219	12%
Other income/expense, net	6	9	-33%
Total operating expenses	-3,580	-3,303	8%

Operating income	1,010	933	8%
Other non-operating income/expense, net	-7	-15	-53%
Financial income, net	71	65	9%
Income before income taxes	1,074	983	9%
Income taxes	-313	-285	10%
Minority interest	-2	-1	100%
Net income	759	697	9%

Basic earnings per share (in €)	0.63	0.57	11%
Weighted average number of shares (in thousands), treasury stock excluded	1,211,055	1,232,107

Effective tax rate	29.1%	29.0%

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 14
Consolidated Balance Sheets
SAP Group — (unaudited) — (in € millions)
Assets

	06/30/2007	12/31/2006	Δ
Cash and cash equivalents	1,930	2,399	-20%
Short-term investments	880	931	-5%
Accounts receivables, net	2,283	2,440	-6%
Other assets, inventories	367	371	-1%
Deferred income taxes	133	108	23%
Prepaid expenses/deferred charges	129	75	72%
Current assets	5,722	6,324	-10%
Goodwill, Intangible assets, net	1,657	1,250	33%
Property, plant, and equipment, net	1,271	1,206	5%
Investments	88	95	-7%
Accounts receivable, net	3	3	0%
Other assets	689	533	29%
Deferred income taxes	102	69	48%
Prepaid expenses/deferred charges	25	23	9%
Noncurrent assets	3,835	3,179	21%
Total assets	9,557	9,503	1%
Liabilities, Minority interests and Shareholders’ equity

	06/30/2007	12/31/2006	Δ
Accounts payable	581	610	-5%
Income tax obligations	90	297	-70%
Other liabilities, provisions	1,143	1,461	-22%
Deferred income	1,128	405	179%
Current liabilities	2,942	2,773	6%
Accounts payable	14	34	-59%
Income tax obligations	229	83	176%
Other liabilities, provisions	451	412	9%
Deferred income	66	55	20%
Total Liabilities	3,702	3,357	10%
Minority interests	1	10	-90%
Shareholders’ equity	5,854	6,136	-5%
Total Liabilities, Minority interests and Shareholders’ equity	9,557	9,503	1%
Days Sales Outstanding	67	68

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 15
Consolidated Statement of Cash Flows
for the six months ended June 30,
unaudited — in € millions

	2007	2006
Net income	759	697
Minority interests	2	1
Income before minority interests	761	698
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	121	108
Loss from equity investees	1	0
Gains on disposal of property, plant, and equipment	0	-1
Gains on disposal of investments	-2	-1
Write-ups/downs of financial assets	0	-1
Impacts of STAR hedging	13	-63
Stock-based compensation including income tax benefits	10	52
Excess tax benefit from stock-based compensation	0	-2
Deferred income taxes	1	-9
Change in accounts receivables	153	218
Change in other assets	-310	-200
Change in accrued and other liabilities	-485	-501
Change in deferred income	755	679
Net cash provided by operating activities	1,018	977
Acquisition of minority interests in subsidiaries	-48	0
Business combinations, net of cash and cash equivalents acquired	-345	-486
Purchase of intangible assets and property, plant, and equipment	-196	-131
Proceeds from disposal of intangible assets and property, plant and equipment	11	14
Purchase of investments	-512	-812
Sales of investments	538	1,597
Purchase of other financial assets	-7	-7
Sales of other financial assets	7	5
Net cash used in/provided by investing activities	-552	180
Dividends paid	-556	-447
Purchase of treasury stock	-506	-947
Proceeds from reissuance of treasury stock	42	134
Proceeds from issuance of common stock (stock-based compensation)	13	42
Excess tax benefit from stock-based compensation	0	2
Proceeds from short-term and long-term debt	18	35
Repayments of short-term and long-term debt	-13	-32
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
		—
Net cash used in financing activities	-927	-1,209
Effect of foreign exchange rates on cash and cash equivalents	-8	-6
Net change in cash and cash equivalents	-469	-58
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,930	2,006

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 16
Footnotes
This press release discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.
1) Non-GAAP Measures
This press release discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this press release.
FREE CASH FLOW
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
RECONCILIATION FOR SIX MONTH ENDED JUNE 30
In € millions | unaudited

	H1	H1
	2007	2006
Net cash provided by operating activities	1,018	977
Additions to long-lived assets excluding additions from acquisitions	-196	-131
Free cash flow	822	846

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 17
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this press release to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 18
RECONCILIATION 2ND QUARTER

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007 as	change from
	reported	2006 to 2007	Currency effect
unaudited	%	%	Percentage points
Software revenue	18	21	-3
Support revenue	13	16	-3
Subscription and other software related service revenue	33	36	-3
Software and software related service revenue	16	19	-3
Consulting revenue	-2	1	-3
Training revenue	6	10	-4
Other service revenue	22	26	-4
Professional services and other service revenue	0	3	-3
Other revenue	-3	1	-4
Total revenue	10	14	-4
Software revenue by region1):
EMEA region	22	23	-1
Americas region	10	15	-5
Asia Pacific Japan region	27	31	-4
Software revenue	18	21	-3
Software and software related service revenue by region1):
Germany	7	7	0
Rest of EMEA region	22	23	-1
EMEA region	16	17	-1
United States	4	11	-7
Rest of Americas region	41	44	-3
Americas region	12	18	-6
Japan	24	39	-15
Rest of Asia Pacific Japan region	24	23	1

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 19

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007 as	change from
	reported	2006 to 2007	Currency effect
unaudited	%	%	Percentage points
Asia Pacific Japan region	24	29	-5
Software and software related service revenue	16	19	-3
Total revenues by region1):
Germany	4	4	0
Rest of EMEA region	16	18	-2
EMEA region	12	12	0
United States	1	8	-7
Rest of Americas region	27	29	-2
Americas region	6	12	-6
Japan	14	29	-15
Rest of Asia Pacific Japan region	23	22	1
Asia Pacific Japan region	20	25	-5
Total revenue	10	14	-4
Operating income	10	11	-1
1) Based on customer location
RECONCILIATION FOR SIX MONTH
ENDED JUNE 30

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007 as	change from
	reported	2006 to 2007	Currency effect
unaudited	%	%	Percentage points
Software revenue	14	19	-5
Support revenue	10	14	-4
Subscription and other software related service revenue	46	51	-5
Software and software related service revenue	13	17	-4

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 20

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007 as	change from
	reported	2006 to 2007	Currency effect
unaudited	%	%	Percentage points
Consulting revenue	-3	1	-4
Training revenue	6	10	-4
Other service revenue	24	31	-7
Professional services and other service revenue	0	3	-3
Other revenue	-3	3	-6
Total revenue	8	12	-4
Software revenue by region1):
EMEA region	16	17	-1
Americas region	11	18	-7
Asia Pacific Japan region	19	25	-6
Software revenue	14	19	-5
Software and software related service revenue by region1):
Germany	6	6	0
Rest of EMEA region	17	19	-2
EMEA region	13	14	-1
United States	8	17	-9
Rest of Americas region	23	29	-6
Americas region	12	20	-8
Japan	10	23	-13
Rest of Asia Pacific Japan region	16	17	-1
Asia Pacific Japan region	14	19	-5
Software and software related service revenue	13	17	-4
Total revenues by region1):
Germany	4	4	0
Rest of EMEA region	13	15	-2
EMEA region	10	10	0

SAP Announces Preliminary 2007 Second Quarter and Six Months Results	Page 21

		Constant
	Percentage	currency
	change from	percentage
	2006 to 2007 as	change from
	reported	2006 to 2007	Currency effect
unaudited	%	%	Percentage points
United States	3	11	-8
Rest of Americas region	15	21	-6
Americas region	5	13	-8
Japan	4	16	-12
Rest of Asia Pacific Japan region	17	19	-2
Asia Pacific Japan region	12	18	-6
Total revenue	8	12	-4
Operating income	8	11	-3
1) Based on customer location
2) Core Enterprise Applications Vendor Share
Beginning in the first quarter of 2007, the Company began using software and software related service revenues for defining Core Enterprise Application Vendor Share because the Company believes that this is the most important indicator for vendor share oriented analysis with the realignment of its income statement structure. Prior to the first quarter of 2007, the Company had been using software revenues for defining Core Enterprise Application Vendor Share.
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $35.3 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 25) of Core Enterprise Application vendors.
3) The Company defines the midmarket as consisting of companies with either less than 2,500 employees, or less than US$1 billion in revenues.
4) As stated in its January 24, 2007 press release, the Company disclosed that it accommodated a US customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997 — 2005). This accommodation entered into by the end of September, 2006 resulted in a reduction of license revenues by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the US in 2006. In January, the Company stated that it expected to reinstate a portion of the €31 million of software revenue with this US customer in the first quarter of 2007. In the first quarter of 2007, the Company reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. The Company does not expect to recover any further software revenue amounts.